Troika Media Group, Inc.
25 West 39th Street, 6th Floor
New York, New York 10018
(212) 213-0100
May 25, 2023

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Aliya Ishmukhamedova, Staff Attorney; Jan Woo, Legal Branch Chief

Re: Troika Media Group, Inc. (CIK No. 0001021096) (the “Registrant”)
Registration Statement on Form S-3 (Commission File No. 333-271889)
(the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, requests acceleration of the effective date of the Registration Statement so that it is declared effective at 4:00 pm on May 26, 2023, or as soon as practicable thereafter.

The Registrant acknowledges that the accuracy and adequacy of the disclosure in the above-referenced filing is the responsibility of the Registrant. The Registrant further acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing and that the Registrant may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions regarding any of the foregoing, please do not hesitate to contact Maurice Lefkort of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8000.

Sincerely,
/s/ Sid Toama
Sid Toama
Chief Executive Officer

cc: Maurice Lefkort, Willkie Farr & Gallagher LLP